SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Minutes of the 186th meeting of the Board Of Directors” dated on December 27, 2010.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 186TH MEETING OF THE BOARD OF DIRECTORS OF

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

1. DATE, TIME AND PLACE: December 27, 2010, at 1:00 p.m., in the headquarters of the Company, at Rua Martiniano de Carvalho, 851, São Paulo – SP.

2. ATTENDANCE: The meeting initiated with the attendance of the members of the Board of Directors representing the necessary quorum, as provided in the Bylaws.

3. RESOLUTIONS:

The President of the Board of Directors of Telecomunicações de São Paulo S.A. – Telesp (“Company”), Antonio Carlos Valente da Silva, clarified that the purpose of the meeting was to discuss and resolve about the proposal of a corporate restructuring regarding the merger of shares of Vivo Participações S.A. (“Vivo Part.”) into the Company, aiming the unification of the shareholding position of the companies (“Corporate Restructuring”).

The President also clarified that the Corporate Restructuring is justified as it will simplify the organizational structure of the involved companies, both publicly-held companies and with American Depositary Receipts (“ADRs”) traded abroad. The new structure will provide rationalization of the costs of the companies and the generation of synergies and will allow their shareholders to participate in one company with shares traded in Brazilian and foreign stock exchanges, with greater liquidity. Besides that, the Corporate Restructuring will help the integration of businesses of the Companies. The President also reminded that the Corporate Restructuring will be submitted to Agência Nacional de Telecomunicações - ANATEL (“Anatel”).

Moreover, the President suggested that the recommendations provided in the CVM Guiding Opinion 35 - Parecer de Orientação CVM nº 35/08 - “PO 35”) be followed, as a way to establish an independent negotiation environment and to allow the due commutative for the transaction.

The other directors attending the meeting agreed and started to discuss the creation of a special independent committee for the analysis and recommendation of the Board of Directors of the company, for the adequate exchange ratio of shares of Vivo Part. for shares of the Company and the other conditions of the Corporate Restructuring to be proposed.

After clarifications, the members of the Board of Directors have resolved:

3.1 to approve, ad referendum of the general shareholders’ meeting of the Company that will resolve about this matter, the starting of the process of Corporate Restructuring herein described;

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TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 186TH MEETING OF THE BOARD OF DIRECTORS OF

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

3.2 to approve the creation of the independent special committee referred to in PO 35 (“Special Committee”), to be composed by: Fernando Xavier Ferreira, Brazilian citizen, married, engineer, bearer of Identity Card - RG under N. 585.363-0 SSP/PR, enrolled with CPF/M under N. 142.144.239-68, resident and domiciled in the City of Curitiba, state of Paraná, with business address at Av. Paulista, 2300, 21º andar, São Paulo-SP, Director chosen by the Board of Directors; Luciano Carvalho Ventura, Brazilian citizen, judicially divorced, economist, bearer of Identity Card - RG under N.8.147.870 SSP/SP, enrolled with CPF/M under N. 018.153.854-72, resident at Rua João de Souza Dias, 394 - apto. 182, São Paulo -SP, Director indicated by the non controlling shareholders; and Claudio Vilar Furtado, Brazilian citizen, married, economist and professor, bearer of Identity Card -RG under N. 19201794 SSP/SP, enrolled with CPF/M under N. 090109807-82, resident and domiciled in the state of São Paulo, with commercial address at Alameda Santos, 1293, cj. 52/54, Cerqueira Cesar, São Paulo-SP, a third party chosen jointly by the other two members of the Special Committee for its technical knowledge. The Special Committee shall remain constituted as from this date hereof in which they accepted to be members of the Committee until the general shareholders’ meetings of the companies that shall approve the Corporate Restructuring.

3.3 to define the powers and duties of the Special Committee constituted by the Company, as follows: (i) to negotiate the exchange ratio of shares of Vivo Part. for shares of the Company and to express their opinion regarding the other terms and conditions of the Corporate Restructuring; (ii) to analyze the appraisal reports and studies of the financial and juridical assessors retained and the proposals of the managements related to the conditions of the Corporate Restructuring, as well as documents that justify such proposals; and (iii) to submit its comments and opinions regarding the conditions of the transaction to the Board of Directors.

The manifestations and recommendations of the Special Committee regarding the subjects of the Corporate Restructuring to which it shall express its opinion, will be kept in the head office of the Company jointly with the proposals and other documents related to the Corporate Restructuring and will be presented to the Board of Directors for resolution, “ad referendum” of the general shareholders’ meeting of the Company. The Special Committee can retain external independent assessors to advise it in specific subjects when it shall deem necessary. The Board of Directors will fix the remuneration of the members of the Special Committee, that will compose the costs of the transaction.

3.4 To authorize the managers of the Company to take all the necessary actions to start the Corporate Restructuring, including in relation to the retention of financial and legal advisors and the submission of the transaction to the Agência Nacional de Telecomunicações – ANATEL.

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TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 186TH MEETING OF THE BOARD OF DIRECTORS OF

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

SIGNATURES: (aa) Antonio Carlos Valente da Silva - President of the Board of Directors; Fernando Xavier Ferreira; Fernando Abril-Martorell Hernandez; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luiz Fernando Furlan; Luis Javier Bastida Ibarguen; Luis Miguel Gilperez Lopez; Miguel Ángel Gutiérrez Mendez. Directors represented by Antonio Carlos Valente da Silva, by delegation of vote: José Maria Alvarez-Pallete López – Vice-President of the Board of Directors; Antonio Pedro de Carvalho Viana Baptista; Guillermo José Fernández Vidal; Iñaki Urdangarín; José Manuel Fernandez Norniella and Narcís Serra Serra; and the Secretary of the Board of Directors, Gustavo Fleichman.

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors, held on December 27, 2010 drawn up in the proper corporate book.

Gustavo Fleichman
Secretary of the Board of Directors

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 27, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director